Exhibit 99.45

Prometic Life Sciences Inc.

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 -	Name and Address of the Company

Prometic Life Sciences Inc.

440 Armand-Frappier Blvd., Suite 300

Laval (Québec) H7V 4B4

(“Prometic” or the “Corporation”)

Item 2 -	Date of Material Change

November 5, 2018

Item 3 -	News Release

A press release announcing the material change referred to in this report was issued by Prometic on October 29, 2018 and disseminated on newswires in Canada and United States.

Item 4 -	Summary of Material Change

Prometic announces extension of debt maturities to 2024.

Item 5 -	Full Description of Material Change

Prometic Life Sciences Inc. (“Prometic” or the “Corporation”) announced that it has signed a binding letter of intent with Structured Alpha LP (SALP), an affiliate of Peter J. Thomson’s investment firm, Thomvest Asset Management Inc., to extend the maturity dates of its USD $80 million (CAD $100 million) line of credit and Original Issue Discount Notes (collectively “Debt”).

“The transition from an R&D company into a commercial entity in the life sciences industry is always a challenging endeavour, but we believe Prometic’s unique drug discovery platforms and promising drug candidates such as RyplazimTM (plasminogen) and PBI-4050 have the potential to successfully address serious and large unmet medical needs,” said Stefan Clulow, Managing Director and Chief Investment Officer of Thomvest Asset Management Inc. “We remain convinced that with the right strategic focus and financial support, Prometic possesses all the necessary elements to become a leading force globally in the field of rare and orphan diseases.”

As a result of the extension, the maturity dates of the Debt will be amended to September 2024, requiring no repayment of the sums borrowed until then. Interest will be paid quarterly on the Line of Credit element, as before. There will be no additional interest charges in relation to the Original Issue Discount Notes until after their original maturity date of July 2022. As of August 1, 2022, said notes will be bear an annual interest rate of 10%. As part of the consideration for the extension of the maturity dates for the Debt, Prometic will cancel 100,117,594 existing warrants and grant a new warrant to SALP, bearing a term of 8 years from the closing date and exercisable at a per share price equal to $1.00. The exact number of warrants to be granted will be disclosed at the closing, which number, together with remaining existing warrants and Prometic common shares owned by SALP, will result in its ownership in Prometic increasing from approximately 16.7% to 19.9% on a fully-diluted basis. As part of the extension, Prometic has also agreed to extend the term of the security package. The extension is subject to obtaining TSX approval and closing of the definitive documentation, which the parties expect to achieve in the coming weeks.

Commenting on the debt extension, Pierre Laurin, Prometic’s President and CEO commented, “We are pleased with this strong demonstration of support from Thomvest, our largest shareholder. The extension of the maturity dates, coupled with the structure of the interest payments, provides a significant improvement to the near-term cash requirements of the business. This is the first of a series of initiatives underway to increase the financial flexibility and cash runway necessary to achieve our corporate objectives.”

Item 6 -	Reliance on subsection 7.1(2) of National Instrument 51-102

There is no reliance on subsection 7.1(2) of National Instrument 51-102.

Item 7 -	Omitted Information

No material information has been omitted in respect of the material change described above.

Item 8 -	Executive Officer

The foregoing accurately discloses the material change referred to in this report and inquiries in respect of the material change referred to in this report may be made to:

Patrick Sartore

Chief Legal Officer and

Corporate Secretary

(450) 781-0115

p.sartore@prometic.com

Item 9 -	Date of Report

November 5, 2018

Prometic Life Sciences Inc.

(s) Patrick Sartore
Patrick Sartore
Chief Legal Officer and
Corporate Secretary